Exhibit 99(a)(1)(x)

                                  NEWS RELEASE

GENERAL BEARING CORPORATION ANNOUNCES GBC ACQUISITION CORP. TO COMMENCE CASH TENDER OFFER FOR ALL OUTSTANDING SHARES OF GENERAL BEARING CORPORATION WHICH ARE NOT ALREADY OWNED AT $4.00 PER SHARE

WEST NYACK, NY, July 16, 2004 - General Bearing Corporation (NASDAQSC: GNRL), announced today that GBC Acquisition Corp., a company controlled by Seymour I. Gussack, Chairman of the Board of General Bearing and David L. Gussack, Chief Executive Officer and a director of General Bearing, is commencing a cash tender offer to acquire all of the outstanding common stock (the "Shares") of General Bearing Corporation ("General Bearing") not owned by a management group led by Seymour Gussack and David Gussack, at an offer price of $4.00 per share (the "Offer"). The offer and withdrawal rights will expire at 12:00 Midnight, Eastern Standard Time, on Friday, August 13, 2004. Together, the management group currently owns 2,461,908 shares of General Bearing common stock, or approximately 66% of the outstanding common stock of General Bearing, which shares will be contributed to GBC Acquisition Corp. upon consummation of the tender offer.

GBC Acquisition Corp. has obtained a financing commitment from Keybank, N.A. to provide funds for the offer (and the merger upon consummation of the offer if certain conditions are met), subject to the conditions described in the tender offer materials. As a condition to financing the offer and the merger, Keybank requires personal guarantees from Seymour Gussack and David Gussack. Both Seymour Gussack and David Gussack have stated that they will not guarantee any additional financing. Therefore, stockholders should not expect that GBC Acquisition Corp. will further increase the offer price. On April 28, 2004, the Purchaser initially announced its interest in taking General Bearing private through a tender offer at $3.50 per Share.

The Offer represents a 5% premium over the closing price on July 14, 2004, the second to last full trading day before public announcement of this Offer and a 32% premium over the closing price of General Bearing's common stock on April 28, 2004, the last full trading day before the public announcement in which the GBC Acquisition Corp. initially expressed its interest in taking General Bearing private through a tender offer at $3.50 per Share. Since the April 28 announcement, the average closing price of General Bearing's common stock has risen to $3.56 per Share.

General Bearing's Board of Directors has determined to remain neutral with respect to the Offer and is not making a recommendation to stockholders whether to tender their Shares. General Bearing's Board of Directors must file with the Securities and Exchange Commission ("SEC") and provide to General Bearing's stockholders, a "Solicitation/Recommendation Statement on Schedule 14D-9," which is being filed contemporaneously with the tender offer documents.

The Offer is conditioned on, among other things, (i) the tender in the Offer of at least a majority of the outstanding Shares that are not shares beneficially owned by the management group and the other executive officers of General Bearing (the "Majority of the Minority Condition"), and (ii) the tender in the Offer of a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, GBC Acquisition Corp. would own at least 90% of the

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outstanding Shares of General Bearing common stock (the "Minimum Tender
Condition"). In no event may the Majority of the Minority Condition be waived. However, GBC Acquisition Corp. reserved the right to waive the Minimum Tender Condition. If the Majority of the Minority Condition and the Minimum Tender Condition are satisfied, GBC Acquisition Corp. will immediately merge with, and into, General Bearing. The Offer is also subject to certain other conditions described in the tender offer documents filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The complete terms and conditions of the offer are set forth in an offer to purchase, letter of transmittal and other related materials which are being filed with the SEC and distributed to General Bearing's stockholders. This press release is not a substitute for such filings. Investors are urged to read such documents when they become available because they will contain important information. Any such documents, once filed, will be available, free of charge, at the SEC's website (www.sec.gov) or by contacting The Altman Group, Inc., the information agent for the transaction toll free at (800) 317-8029.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF GENERAL BEARING. GBC ACQUISITION CORP. WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.